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19007737

SEC

Washington, D.C.

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MAR 04 2019

Washington DC
413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69978

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Webull Financial LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street, Suite 501
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clarke Gray (212) 916-7450

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP

(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Webull Financial LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J. Clarke Gray
Signature

Title

MICAH TAYLOR
NOTARY PUBLIC-STATE OF NEW YORK
No. 02TA6125117
Qualified In New York County
My Commission Expires 12-15-2021

3/1/19
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, *if there is other comprehensive income in the period(s) presented*, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEBULL FINANCIAL LLC
STATEMENT OF FINANCIAL CONDITION
(FILED PURSUANT TO RULE 17-a5 (e) (3) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS A PUBLIC DOCUMENT)
DECEMBER 31, 2018

WEBULL FINANCIAL LLC
DECEMBER 31, 2018
CONTENTS

Page

Report of Independent Registered Public Accounting Firm 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 6-11


RAICH
ENDE
MALTER & CO. LLP

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Webull Financial LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Webull Financial LLC as of December 31, 2018, the related notes (collectively referred to as the "financial statement"). In our opinion, the financial condition presents fairly, in all material respects, the financial position of Webull Financial LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Webull Financial LLC's management. Our responsibility is to express an opinion on Webull Financial LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Webull Financial LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Webull Financial LLC's auditor since 2018.
New York, New York
March 1, 2019


PrimeGlobal

An Association of Independent Accounting Firms

Webull Financial LLC
Statement of Financial Condition
December 31, 2018

ASSETS		
Cash	$	376,546
Due from brokers (includes $1,000,000 clearing deposit)		1,123,680
Securities owned, at fair value		152,972
Furniture and equipment at cost, net of accumulated depreciation $3,913		16,042
Security deposit		101,938
TOTAL ASSETS	$	1,771,178
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$	47,308
Securities sold, not yet purchased, at fair value		8,865
Due to clearing broker		214,132
Deferred rent credit		45,016
TOTAL LIABILITIES		315,321
Member's Equity		1,455,857
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,771,178

The accompanying notes are an integral part of this financial statement.

NOTE 1 - NATURE OF BUSINESS

Webull Financial LLC (the "Company") was formed on May 24, 2017, as a Delaware limited liability company. Fumi Holdings Inc. is a China based holding company and is the parent company (the "Parent") of the Company.

The purpose of the Company is to carry on a general securities brokerage business. The security transactions entered into on behalf of the Company's retail customers are cleared by the Company's clearing broker on a fully disclosed basis and therefore the Company is exempt under the provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (the "SEC") as of January 4, 2018. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC"). It operates out of its home office in New York, New York. The Company is licensed to conduct business as a retail securities broker-dealer.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

BASIS OF PRESENTATION

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days when purchased which are not held for sale in the ordinary course of business. At December 31, 2018 the Company had no cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES(CONTINUED)

FURNITURE AND EQUIPMENT

Furniture and equipment, comprised of office equipment, desktop computers, and furniture and fixtures, are recorded at cost and depreciated over their useful lives of three years on a straight-line basis. Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized.

VALUATION OF INVESTMENTS AT FAIR VALUE

The Company accounts for its investments in accordance with ASC 820-10 (*Fair Value Measurements*), which defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. Under ASC 820-10, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on measurement dates. ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company.

Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES(CONTINUED)

VALUATION OF INVESTMENTS AT FAIR VALUE(CONTINUED)

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Securities and investments traded on a national securities exchange are stated at the last quotations on the day of the valuation; other securities for which no sales were reported on that date are stated at the last quoted bid price. Restricted securities or other securities for which quotations are not available are valued by management on an individual basis.

There can be no assurance that the Company could purchase or sell a security at the price used to calculate the Company's capital. Changes in the estimated fair value of securities may be less frequent and of greater magnitude than changes in the price of securities valued at their last sale price, by an independent pricing service, or based on market quotations. Those estimated values do not necessarily represent the amounts that may be ultimately realized, due to the occurrence of future circumstances that cannot be reasonably determined.

INCOME TAXES

The Company does not record a provision for Federal and State income taxes because the Member reports their share of the Company's profits or losses on their income tax returns. The Company files an income tax return in the federal jurisdiction and may file in various states. The Company is subject to New York City Unincorporated Business Tax ("NYCUBT"). Generally, the Company is subject to examination by the major taxing authorities for the three-year period prior to the date of these financial statements.

The Company adopted the provisions of the Financial Accounting Standard Board's ("FASB") Accounting Standards Codification No. 740 ("ASC" 740) Subtopic 05 "Accounting for Uncertainty in Income Taxes." The Company is required to determine how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This determination requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than- not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements. In the event that Tax Authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in tax expense and income taxes payable.

NOTE 3 – RECEIVABLE FROM AND PAYABLE TO CLEARING AND EXECUTING BROKERS

The execution, clearing and depository operations of the Company's and customers' securities transactions are provided by other broker-dealers ("Clearing Brokers") pursuant to execution and clearance agreements. At December 31, 2018, the amounts due from the Clearing Brokers represent cash deposits maintained at the Clearing Brokers and equity order flow rebates earned as an introducing broker for its customers.

The amounts receivable from (payable to) Clearing and Executing Brokers as of December 31, 2018 consist of the following:

Clearing deposit	$1,000,000
Cash held in accounts at Clearing Brokers	$115,387
Equity order flow rebates receivabe	8,293
	$123,680
Clearing costs payable, net	($214,132)

NOTE 4 – FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost and are summarized at December 31, 2018 as follows:

Furniture and equipment	$ 19,955
Less: Accumulated depreciation and amortization	(3,913)
	$ 16,042

NOTE 5 – CONCENTRATIONS, CREDIT RISK AND OFF-BALANCE SHEET RISK

The Company maintains all of its cash in financial institutions. At December 31, 2018, those cash balances exceed federally insured limits by approximately $42,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

The Company will engage in various investment and brokerage activities on which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to act only as an agent in a transaction and to review the credit standing of each counterparty as necessary.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2018, at fair value and will incur a loss if the fair value of the securities increases subsequent to December 31, 2018.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital, as defined, of the greater of $100,000 or 12.5% of aggregate indebtedness and requires that the percentage of aggregate indebtedness to net capital, as defined, shall not exceed 8 to 1 or 12.5%.

At December 31, 2018, the Company had net capital of $1,314,931 which exceeded required net capital by $1,214,391. The Company's ratio of aggregate indebtedness to net capital was 0.24 to 1 at December 31, 2018.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under sub-paragraph k(2)(ii) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 7 – CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOTE 8 – INCOME TAXES

The Company is a limited liability company and is treated as a pass-through entity for income tax reporting purposes.

At December 31, 2018, the Company has UBT net operating loss carryforwards of approximately $3 million, giving rise to a deferred asset of approximately $120,000 offset by a contra valuation allowance of the same amount.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination is 2017. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

NOTE 9 - INVESTMENTS AT FAIR VALUE

Securities were recorded at fair value based upon a fair value hierarchy in accordance with ASC 820-10. See Note 1 for a discussion of the Company's policies. All investment are equity securities and are treated as Level 1 investments and valued using current market prices.

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of the fair value requires more judgement. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgement exercised by the Company in determining fair value is greatest for investments categorized in Level 3.

NOTE 9 - INVESTMENTS AT FAIR VALUE(CONTINUED)

In some cases, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In such cases, the fair value measurement is generally categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Securities owned				
Equities- Listed Common Stock				
U.S. Based Technologies	$ 119,582	$ -	$ -	$ 119,582
Other	33,390	-	-	33,390
	$ 152,972	$ -	$ -	$ 152,972
Securities sold, not yet purchased	$ 8,865	$ -	$ -	$ 8,865

NOTE 10 – COMMITMENTS

The Company has an office lease for its office which commenced on January 22, 2018 for a period of 44 months terminating in August 2021. The Company recognized rent expenses on a straight-line basis computed by dividing the total rent to be paid over the lease arrangement. At December 31, 2018, the Company had a $45,016 deferred rent credit to be amortized through August 31, 2021. Future annual minimum payments under this lease commitment will be as follows:

NOTE 10 – COMMITMENTS(CONTINUED)

Years Ending December 31,	
2019	$208,680
2020	213,375
2021	144,907
Total	$ 566,962

At December 31, 2018, the Company has security lease deposits on its office of $101,938 which is included in security deposits in the statement of financial condition.

NOTE 11 – INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 12-GOING CONCERN

As an SEC-registered and FINRA member broker-dealer, the Company must maintain minimum net capital on a daily basis in accordance with the SEC Uniform Net Capital Rule. The Company had a net loss of $3,244,143 for the period from May 24, 2017(commencement of operations) through December 31, 2018 and as a result the member of the Company made capital contributions of $4,700,000 to fund expenses and maintain its compliance with the net capital rule. It is the intention of the member to continue to operate the Company for the twelve-month period from the date that these financial statements are issued and contribute the necessary capital to maintain operations, fund its ongoing expenses and meet the net capital requirements of the SEC's Uniform Net Capital Rule.

NOTE 13-EMPLOYEE BENEFIT PLANS-401(K) PLAN

The Company sponsors a non-contributory 401(k) Plan for its employees. This Plan provides for tax-deferred salary deductions for employees meeting certain minimum age and service requirements

NOTE 14-SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to December 31,2018, through March 1, 2019, the date when the financial statements were available to be issued.